EXHIBIT 99.1

Huazhu Group Limited Upgrades Management Team to Support Accelerated Growth Goal

SHANGHAI, China, Nov. 08, 2019 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu”, the “Company” or “our”), a leading and fast-growing hotel group, today announced its accelerated growth goal.

Ji Qi, founder and Executive Chairman of Huazhu, commented, “Through our diligent and dedicated team under Jenny Zhang’s leadership as Huazhu CEO for the last five years, Huazhu’s hotel network has reached its first 5,000 hotels, with 18 brands across more than 400 cities in China. As of September 30, 2019, Huazhu had a total of 5,151 hotels in operation, plus another 1,736 hotels in the pipeline. Huazhu has also embarked on its international expansion plan through the opening of the first Ji Hotel in Singapore, and also recently announced the acquisition of Deutsche Hospitality headquartered in Frankfurt, Germany, with 118 mid-to-upscale-brand hotels in Europe, Africa and the Middle East. By leveraging our brand strength and operational excellence, we aspire to accelerate our growth goal, and establish a global hotel network during the next five years.”

In order to accomplish those aspirations, we need to achieve the following:

  We will continue to enhance our product qualities, and deliver attractive, good-quality and innovative customer experiences across thousands of hotels throughout our hotel network.
  We will continue rapid expansion of our network covering the entire spectrum from economy to upscale and luxury hotels. In addition to our leadership in economy and mid-scale segments, we need to establish ourselves in new segments such as upscale, luxury and resort hotels.
  We will continue to invest in our people and our organizational capabilities. We will build a productive, highly-motivated and highly-empowered organization with one consistent company culture to support this growth. Our devoted and professional associates are the core of our business success. We will further improve our training, coaching and career development, thus realizing the full potential of every dedicated employee.
  We will continue our international expansion plan, building on the recent acquisition of Deutsche Hospitality as well as new hotels opened and under development in Singapore and Japan.

The success of the above actions will require expanded capacity from Huazhu’s senior leadership. In response to such needs, Ji Qi, our Founder and Executive Chairman, committed to devote his full time to lead Huazhu forward. The Company today announced the reappointment of Ji Qi, our Founder and Executive Chairman, to take on the additional role of Chief Executive Officer, and the appointment of Jenny Zhang as Huazhu’s Executive Vice-Chairlady, effective November 8, 2019. This change will allow Jenny to have more time to drive our international expansion, while assisting Ji Qi in critical strategic and operational decisions for Huazhu Group. This change will also allow Jenny to spend more time coaching our Huazhu executives and our promising young talents to facilitate their growth for future Huazhu leadership roles.

Ji Qi is one of the most experienced and successful leaders in China’s travel and lodging sector. He founded Huazhu in 2005 at the age of 39 and was the architect of Huazhu’s multip-brand strategy. With the vision to build a world-class enterprise, Huazhu has become one of the fastest growing hotel groups in China and ranked 9th among the world’s largest hotel groups, under the leadership of Ji Qi. H Rewards, as an upgraded loyalty program and an efficient, warm, user-friendly hotel booking platform as well, provides accommodation, transportation, shopping and other preferred services for 139 million members. He served as our CEO until August 2009 and resumed his CEO role from January 2012 to May 2015.  Before founding Huazhu, Ji was a co-founder of Ctrip.com and Home Inns. Mr. Ji received both his Master's and Bachelor's degrees from Shanghai Jiao Tong University, and EMBA from Cheung Kong Graduate School of Business.

Since May 2015, Ms. Jenny Zhang has served as CEO of Huazhu. She has joined Huazhu as Chief Financial Officer since March 2008. With the perspective on globalization, she leads Huazhu’s rapid development and implementation of multi-brand strategy to maintain in leading position of the hotel industry. Jenny received her master degree of Business and Administration from Harvard Business School. She has more than 20 years of working experiences of financial and operational management in multinational enterprises.

Ji Qi remarked: “Jenny and I have had the privilege and joy of working together in different capacities over the last 12 years, with Jenny as our CFO when I was the CEO, and more recently with Jenny as our CEO with me as the Executive Chairman. Jenny has been an excellent and inspiring leader for Huazhu, and a trusted business partner to me. Under Jenny’s leadership during the last five years, Huazhu’s growth and performance has been remarkable. Jenny and I have jointly decided to work together under this new arrangement so we can simultaneously grow Huazhu’s domestic and international businesses.”

Jenny Zhang added: “Ji Qi and I have built a solid and trusting working relationship during these last 12 years. This new working arrangement will allow me to now spend more  time and energy on our important expansion outside China while Ji Qi serves as Huazhu CEO with more daily involvement in our operations throughout China. In this way, Huazhu can benefit from the strengths of both of us. I look forward to an exciting next five years of growth and profitability for Huazhu.”

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor. As of September 30, 2019, Huazhu operated 5,151 hotels with 504,414 rooms in operation. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Orange Hotel Select, Crystal Orange Hotel, Manxin Hotels & Resorts, Joya Hotel, Blossom Hill Hotels & Resorts, Madison and Grand Madison. Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business mainly includes leased, manachised and franchised models. Under the lease model, Huazhu directly operates hotels typically located on leased properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. In addition, Huazhu has a limited number of hotels in owned or partially owned properties. Huazhu applies a consistent standard and platform across all of its hotels. As of September 30, 2019, Huazhu operates 83 percent of its hotel rooms under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging in China; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Huazhu Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com